MFS® INVESTMENT MANAGEMENT
111 Huntington Avenue, Boston, Massachusetts 02199
Phone 617-954-5000

May 4, 2021

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:
Post-Effective Amendment No. 74 to Registration Statement on Form N-1A for MFS Municipal Series Trust (the "Trust" or the "Registrant") on behalf of MFS Municipal Intermediate Fund (the "Fund") (File Nos. 002-92915 and 811-04096)

Ladies and Gentlemen:

On behalf of the Trust, this letter sets forth our responses to your comments of April 5, 2021, on the above-referenced Post-Effective Amendment (the "PEA"), filed with the U.S. Securities and Exchange Commission (the "SEC") on February 16, 2021. The PEA was filed for the purpose of registering the Fund as a new series of the Trust. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the PEA.

Prospectus Comments

1.	Comment:	Please provide a completed fee table and expense example for the Fund at least five business days prior to the effective date of the PEA.

Response:	A completed fee table and expense example for the Fund, which will be included in the Fund's 485(b) filing, is attached to this letter as Exhibit I.

2.	Comment:
The disclosure under "Principal Investment Strategies" in the summary and statutory sections of the Fund's Prospectus states that "The fund invests, under normal market conditions, at least 80% of its net assets in securities and other investments, the interest on which is exempt from federal income tax." Please revise the 80% policy to state that the Fund invests at least 80% of its net assets in

1
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municipal securities given the use of the term "Municipal" in the Fund's name.

Response:	The first paragraph in the "Principal Investment Strategies" sections of the Fund's Prospectus will be revised as follows:

"The fund invests, under normal market conditions, at least 80% of its net assets in municipal instruments, ~~securities and other investments,~~ the interest on which is exempt from federal income tax. Interest from the fund’s investments may be subject to the federal alternative minimum tax."

3.	Comment:	The "Principal Investment Strategies" disclosure referenced in Comment 2 includes a reference to "other investments." Please specifically state which investments comprise "other investments."

Response:	The reference to "other investments" in the Fund's 80% policy will be deleted as noted in the response to Comment 2.

4.	Comment:	Please revise the description of "below investment grade quality debt instruments" as described in the summary and statutory "Principal Investment Strategies" sections of the Fund's Prospectus to include the phrase "commonly known as junk bonds."

Response:
We are not aware of a legal requirement to include the phrase "commonly known as junk bonds" in investment strategy disclosure relating to "below investment grade quality debt instruments." Please note that the "Credit Risk" paragraph within the "Principal Risks" section of the summary section of the Fund's Prospectus includes the following reference to "junk bonds":

"Below investment grade quality debt instruments (commonly referred to as “high yield securities” or “junk bonds”)…."

Therefore, we respectfully decline to amend this disclosure.

5.	Comment:	The Fund's "Principal Investment Strategies" disclosure states that "MFS may invest a significant percentage of the fund's assets in issuers in a single state, territory, or possession, or a small number of states, territories, or possessions." If the Fund intends to focus its investments in a specific state, territory, or possession, please disclose such in the Fund's "Principal Investment Strategies" sections.

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Response:
The Fund does not have a principal investment strategy of focusing on a particular state, territory, or possession.  Geographic allocation is a result of the then current investment opportunities identified by the Fund's portfolio managers pursuant to the Fund's principal investment strategies, rather than a principal investment strategy to focus the Fund's investments in any particular state, territory, or possession. Based on the foregoing, we do not believe any changes to the Fund's disclosure are necessary at this time.

6.	Comment:	The "Principal Investment Strategies" sections of the Fund's Prospectus state that "While MFS may use derivatives for any investment purpose, to the extent MFS uses derivatives, MFS expects to use derivatives primarily to increase or decrease exposure to a particular market, segment of the market, or security, to increase or decrease interest rate exposure, or as alternatives to direct investments." If derivatives are used as "alternatives to direct investments," confirm whether that exposure is counted towards meeting the Fund's 80% investment policy and that they will be valued at market value and not notional value.

Response:	Derivatives will not be taken into account in meeting the Fund's policy to invest at least 80% of its net assets in municipal instruments, the interest on which is exempt from federal income tax.

7.	Comment:	The "Principal Investment Strategies" disclosure in the summary section of the Fund's Prospectus includes a description of derivatives that references "certain complex structured securities." Please clarify what complex structured securities are and how they tie into the Fund's principal investment strategies.

Response:	The reference to " certain complex structured securities" will be removed from the summary "Principal Investment Strategies" section of the Fund's Prospectus.

8.	Comment:
The "Principal Investment Strategies" disclosure in the summary section of the Fund's Prospectus includes references to "an active bottom-up investment approach", "fundamental analysis of individual instruments and their issuers", and "[q]uantitative screening tools that systematically evaluate instruments." Please expand on each of these three phrases in the summary section of the

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Fund's Prospectus. In addition, further explain the criteria upon which these statements are based.

Response:
In accordance with Item 4(a) of Form N-1A, the Item 4 "Principal Investment Strategies" disclosure is a summary of the Fund's Item 9 disclosure. A more detailed explanation is included in the Fund's Item 9 "Principal Investment Strategies" section; therefore, we respectfully decline to amend our disclosure.

9.	Comment:	Please tailor the Fund's "Derivatives Risk" disclosure to focus on the risks associated with the specific derivatives that the Fund uses.

Response:
We believe that our current "Derivatives Risk" disclosure appropriately addresses the risks associated with the Fund's use of derivatives; therefore, we respectfully decline to make any changes to this disclosure.

10.	Comment:	Please disclose the number of days' notice that a shareholder will receive if the Fund changes its investment objective per Item 9 of Form N-1A.

Response:
As disclosed in the Fund's Item 9 "Investment Objective, Strategies, and Risks" section, "The Fund’s objective may be changed without shareholder approval." We are not aware of any requirement under Form N-1A to disclose whether the Fund will provide advance notice of a change to its investment objective; therefore, we respectfully decline to modify the disclosure.

11.	Comment:	The Fund's Item 9 "Principal Investment Strategies" section states: "MFS may also consider environmental, social, and governance (ESG) factors in its fundamental investment analysis." Please expand on the Fund's definition of ESG and the role it plays in the adviser's fundamental investment analysis, including any specific areas of ESG focus. Please also further describe the criteria used in evaluating ESG factors.

Response:
The Fund does not seek to invest a certain percentage of its assets in issuers that meet certain ESG goals. In addition, the Fund does not screen out certain types of investments based solely on ESG factors or focus on any particular area of ESG. The disclosure referenced above is part of the Fund's response to the Item 9(b)(2) requirement to "explain in general terms how the Fund's adviser decides which

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securities to buy and sell."  As indicated in the Item 9 "Principal Investment Strategies" section of the Fund's Prospectus, investments for the Fund are selected primarily based on fundamental analysis of individual instruments and their issuers in light of the issuers' financial condition and market, economic, political, and regulatory conditions. This disclosure also identifies certain factors that MFS may consider in its fundamental analysis (e.g., an issuer's credit quality and terms, any underlying assets and their credit quality, and the issuers management ability, capital structure, leverage, and ability to meet its current obligations). The above-referenced disclosure is included to clarify for shareholders that non-financial factors, such as ESG factors, may also be considered as part of MFS' fundamental analysis.

The disclosure referenced in Comment 11 will be revised as follows to expand on the description of how ESG factors are integrated into the adviser's fundamental investment analysis and to provide examples of potential factors that may be considered:

"MFS may also consider environmental, social, and governance (ESG) factors in its fundamental investment analysis where MFS believes such factors could materially impact the economic value of an issuer or instrument. ESG factors considered may include, but are not limited to, an issuer's governance structure and practices, social issues such as health and safety considerations, and environmental issues such as climate change impact, energy sources, and water and waste management."

Additional information regarding the integration of ESG factors into the adviser's fundamental investment analysis will also be added to the "Management of the Fund – Investment Adviser" section of the Fund's SAI.

12.	Comment:	The Fund's Item 9 "Principal Investment Strategies" section states: "Quantitative screening tools that systematically evaluate the structure of a debt instrument and its features may also be considered." Please consider clarifying the meaning of this disclosure.

Response:	We believe that the current disclosure represents a plain English description of the factors evaluated by the quantitative screening tools, and that adding technical descriptions of the specific aspects of the structure of a debt instrument or its features would not provide

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helpful information to shareholders. As a result, we respectfully decline to amend the disclosure.

13.	Comment:	The description of "Debt Instruments" under the "Principal Investment Types" section of the Fund's Prospectus includes references to zero coupon bonds, payment-in-kind bonds, mortgaged-backed securities, and securitized instruments. If investing in these security types is a principal investment strategy of the Fund, please add disclosure for each security type under "Principal Investment Strategies" in the summary section of the Fund's Prospectus, or note that these specific debt instruments are not principal investment types of the Fund.

Response:
The general "Debt Instruments" disclosure in the statutory Prospectus under "Principal Investment Types" is intended to provide shareholders with an overview of this security type and to provide examples of this security type, including zero coupon bonds, payment-in-kind bonds, mortgage-backed securities and other securitized instruments.  Investing in these specific investment types is not a principal investment strategy of the Fund.  In contrast, municipal instruments, which are the type of debt instrument that the Fund will invest in as a principal investment strategy, are described in more detail immediately following the general "Debt Instruments" disclosure in the "Principal Investment Types" section. Therefore, we respectfully decline to make any changes to this disclosure.

14.	Comment:	The description of "Debt Instruments" under the "Principal Investment Types" section references payment-in-kind bonds. Please define payment-in-kind bonds.

Response:
As noted in the response to Comment 13, investing in payment-in-kind bonds is not a principal investment strategy of the Fund.  As a result, we do not believe that it is necessary to include a definition of payment-in-kind bonds in the Fund's Prospectus.  We note that a more detailed description of payment-in-kind bonds can be found under "Zero Coupon Bonds, Deferred Interest Bonds, and Payment-In-Kind Bonds" in "Appendix J – Investment Strategies and Risks" in the Fund's Statement of Additional Information ("SAI") as follows:

"Payment-in-kind bonds are debt instruments which provide that the issuer may, at its option, pay interest on such instruments in cash or in the form of additional debt instruments."

Therefore, we respectfully decline to amend the disclosure.

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15.	Comment:	In the "Interest Rate Risk" disclosure in the "Principal Risks" sections of the Fund’s Prospectus, please consider adding an example of interest rate sensitivity. For example, by describing what happens when interest rates go up or down by 1%.

Response:
We believe that the current "Interest Rate Risk" disclosure captures the key elements of interest rate risk, including the fact that interest rate risk is generally greater for securities with longer maturities.  We do not believe that providing a hypothetical example of interest rate sensitivity would provide meaningful information to shareholders and therefore respectfully decline to amend the disclosure.

16.	Comment:	Please consider adding disclosure regarding the historically low interest rates and the potential associated impacts to the Fund's "Interest Rate Risk" disclosure.

Response:
The following disclosure will be added to the "Interest Rate Risk" disclosure in the statutory section of the Fund's Pprospectus:

"The fund may be subject to a greater risk of rising interest rates due to the current period of historically low interest rates."

17.	Comment:	Active and frequent trading is listed in the Prospectus under the sub-heading "Other Investment Strategies and Risks." Please consider whether active and frequent trading is a principal strategy of the Fund and, as such, should be included in the "Principal Investment Strategies" and "Principal Risks" sections of the Fund's Prospectus.

Response:
Active and frequent trading is not a principal investment strategy or principal risk of the Fund. However, we continue to think it is appropriate to disclose the possibility that the Fund may engage in "active and frequent trading" under the "Other Investment Strategies and Risks" section of the statutory Prospectus. Therefore, we respectfully decline to amend this disclosure.

SAI Comments

18.	Comment:	With respect to the Fund's fundamental investment restriction number 6 (the "industry concentration limitation") in the section of the Fund's SAI entitled "Appendix K - Investment Restrictions", please add a clarification to the effect that industrial revenue bonds

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(i.e., those bond that are issued by governments or municipalities to finance non-governmental projects) will be counted by the Fund as an investment in the industry to which they are related and thus be subject to the industry concentration limitation for the Fund.

Response:
We are unaware of any requirement under the Investment Company Act of 1940, as amended, the rules promulgated thereunder, or Form N-1A that requires this clarification. We are also unaware of any support for this interpretation in the historical views of the Staff with respect to industry concentration limits as reflected in former Guide 19 to Form N-1A or Investment Company Act Release IC-9785 (May 31, 1977). As a result, we respectfully decline to add this clarification.

19.	Comment:	With respect to the industry concentration limitation, please confirm that MFS is aware of the SEC Staff's position that a fund should look through to the holdings of affiliated underlying funds and consider whether an unaffiliated fund is concentrated when monitoring the fund's industry concentration limit.

Response:
Although we are aware of the SEC Staff's position that a fund should look through to the holdings of affiliated underlying funds and consider whether an unaffiliated fund is concentrated when monitoring the fund's industry concentration limit, MFS is not aware of any SEC requirement to look-through to underlying funds when monitoring a fund's industry concentration limit. Please note that investing in underlying investment companies is not a principal investment strategy of the Fund, nor of any other fund described in that section of the Fund's SAI.

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

THOMAS H. CONNORS
Thomas H. Connors
Vice President and Senior Counsel
MFS Investment Management

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Exhibit I

Fees and Expenses
This table describes the fees and expenses that you may pay when you buy, hold, and sell shares of the fund. Investors may also pay commissions or other fees to their financial intermediaries when they buy and hold shares of the fund, which are not reflected below.
The annual fund operating expenses are based on estimated "Other Expenses" for the current fiscal year expressed as a percentage of each class' estimated average net assets during the period.
You may qualify for sales charge reductions if, with respect to Class A shares, you and certain members of your family invest, or agree to invest in the future, at least $100,000 in MFS funds. More information about these and other waivers and reductions is available from your financial intermediary and in “Sales Charges and Waivers and Reductions” on page 9 and “Appendix A – Waivers and Reductions of Sales Charges” on page A-1 of the fund’s prospectus.
Shareholder Fees (fees paid directly from your investment):
Share Class	A	C	I	R6
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	4.25%	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)	1.00%#	1.00%	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Share Class	A	C	I	R6
Management Fee	0.35%	0.35%	0.35%	0.35%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	None	None
Other Expenses	0.83%	0.83%	0.83%	0.76%
Total Annual Fund Operating Expenses	1.43%	2.18%	1.18%	1.11%
Fee Reductions and/or Expense Reimbursements[1]	(0.73)%	(0.73)%	(0.73)%	(0.73)%
Total Annual Fund Operating Expenses After Fee Reductions and/or Expense Reimbursements	0.70%	1.45%	0.45%	0.38%

#	This contingent deferred sales charge (CDSC) applies to shares purchased without an initial sales charge and redeemed within 18 months of purchase.
1
Massachusetts Financial Services Company has agreed in writing to bear the fund's expenses, excluding interest, taxes, extraordinary expenses, brokerage and transaction costs, and investment-related expenses (such as interest and borrowing expenses incurred in connection with the fund's investment activity), such that "Total Annual Fund Operating Expenses" do not exceed 0.70% of the class' average daily net assets annually for Class A shares, 1.45% of the class' average daily net assets annually for Class C shares, 0.45% of the class' average daily net assets annually for Class I shares, and 0.38% of the class' average daily net assets annually for Class R6 shares. This written agreement will continue until modified by the fund's Board of Trustees, but such agreement will continue until at least July 31, 2022.

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Example
This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.
The example assumes that: you invest $10,000 in the fund for the time periods indicated and you redeem your shares at the end of the time periods (unless otherwise indicated); your investment has a 5% return each year; and the fund’s operating expenses remain the same.
Although your actual costs will likely be higher or lower, under these assumptions your costs would be:

	1 YEAR	3 YEARS
Class A Shares	$493	$774
Class C Shares assuming
redemption at end of period	$248	$597
no redemption at end of period	$148	$597
Class I Shares	$46	$287
Class R6 Shares	$39	$265

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